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                                                                    Exhibit 99.2

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                            PARAMOUNT RESOURCES LTD.

                                   ----------

                                    INDENTURE

                            Dated as of June 29, 2004

                                   ----------

                             The Bank of Nova Scotia
                            Trust Company of New York

                                     Trustee


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                                TABLE OF CONTENTS

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                                               ARTICLE I
                              DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.1.     Definitions.........................................................................1
Section 1.2.     Other Definitions...................................................................8
Section 1.3.     Incorporation by Reference of Trust Indenture Act...................................8
Section 1.4.     Rules of Construction...............................................................8

                                              ARTICLE II
                                            THE SECURITIES

Section 2.1.     Issuable in Series..................................................................9
Section 2.2.     Establishment of Terms of Series of Securities......................................9
Section 2.3.     Execution and Authentication.......................................................12
Section 2.4.     Registrar and Paying Agent.........................................................12
Section 2.5.     Paying Agent To Hold Money in Trust................................................13
Section 2.6.     Securityholder Lists...............................................................13
Section 2.7.     Transfer and Exchange..............................................................13
Section 2.8.     Mutilated, Destroyed, Lost and Stolen Securities...................................14
Section 2.9.     Outstanding Securities.............................................................14
Section 2.10.    Treasury Securities................................................................15
Section 2.11.    Temporary Securities...............................................................15
Section 2.12.    Cancellation.......................................................................16
Section 2.13.    Defaulted Interest.................................................................16
Section 2.14.    Global Securities..................................................................16
Section 2.15.    CUSIP Numbers......................................................................18

                                              ARTICLE III
                                              REDEMPTION

Section 3.1.     Notice to Trustee..................................................................18
Section 3.2.     Selection of Securities To Be Redeemed.............................................18
Section 3.3.     Notice of Redemption...............................................................19
Section 3.4.     Effect of Notice of Redemption.....................................................20
Section 3.5.     Deposit of Redemption Price........................................................20
Section 3.6.     Securities Redeemed in Part........................................................20
Section 3.7.     Tax Redemption.....................................................................20

                                              ARTICLE IV
                                               COVENANTS

Section 4.1.     Payment of Principal and Interest..................................................21
Section 4.2.     Reports............................................................................21
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Section 4.3.     Compliance Certificate.............................................................22
Section 4.4.     Stay, Extension and Usury Laws.....................................................22
Section 4.5.     Corporate Existence................................................................23
Section 4.6.     Taxes..............................................................................23
Section 4.7.     Payment of Additional Amounts......................................................23

                                               ARTICLE V
                                              SUCCESSORS

Section 5.1.     When Company May Merge, etc........................................................25
Section 5.2.     Successor Corporation Substituted..................................................26

                                              ARTICLE VI
                                         DEFAULTS AND REMEDIES

Section 6.1.     Events of Default..................................................................27
Section 6.2.     Acceleration of Maturity; Rescission and Annulment.................................28
Section 6.3.     Collection of Indebtedness and Suits for Enforcement by Trustee....................29
Section 6.4.     Trustee May File Proofs of Claim...................................................29
Section 6.5.     Trustee May Enforce Claims Without Possession of Securities........................29
Section 6.6.     Application of Money Collected.....................................................30
Section 6.7.     Limitation on Suits................................................................30
Section 6.8.     Unconditional Right of Holders To Receive Principal and Interest...................31
Section 6.9.     Restoration of Rights and Remedies.................................................31
Section 6.10.    Rights and Remedies Cumulative.....................................................31
Section 6.11.    Delay or Omission Not Waiver.......................................................31
Section 6.12.    Control by Holders.................................................................32
Section 6.13.    Waiver of Past Defaults............................................................32
Section 6.14.    Undertaking for Costs..............................................................32

                                              ARTICLE VII
                                                TRUSTEE

Section 7.1.     Duties of Trustee..................................................................33
Section 7.2.     Rights of Trustee..................................................................34
Section 7.3.     Individual Rights of Trustee.......................................................35
Section 7.4.     Trustee's Disclaimer...............................................................35
Section 7.5.     Notice of Defaults.................................................................35
Section 7.6.     Reports by Trustee to Holders......................................................35
Section 7.7.     Compensation and Indemnity.........................................................36
Section 7.8.     Replacement of Trustee.............................................................37
Section 7.9.     Successor Trustee by Merger, etc...................................................38
Section 7.10.    Eligibility; Disqualification......................................................38
Section 7.11.    Preferential Collection of Claims Against Company..................................38

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                                             ARTICLE VIII
                                SATISFACTION AND DISCHARGE; DEFEASANCE

Section 8.1.     Satisfaction and Discharge of Indenture............................................38
Section 8.2.     Application of Trust Funds; Indemnification........................................39
Section 8.3.     Legal Defeasance of Securities of any Series.......................................40
Section 8.4.     Covenant Defeasance................................................................40
Section 8.5.     Conditions to Legal or Covenant Defeasance.........................................41
Section 8.6.     Deposited Money and Government Securities to Be Held in Trust;
                    Other Miscellaneous Provisions..................................................42
Section 8.7.     Repayment to Company...............................................................43
Section 8.8.     Reinstatement......................................................................43

                                              ARTICLE IX
                                        AMENDMENTS AND WAIVERS

Section 9.1.     Without Consent of Holders.........................................................44
Section 9.2.     With Consent of Holders............................................................44
Section 9.3.     Compliance with Trust Indenture Act................................................46
Section 9.4.     Revocation and Effect of Consents..................................................46
Section 9.5.     Notation on or Exchange of Securities..............................................46
Section 9.6.     Trustee to Sign Amendments, etc....................................................46

                                               ARTICLE X
                                             MISCELLANEOUS

Section 10.1.    Trust Indenture Act Controls.......................................................47
Section 10.2.    Notices............................................................................47
Section 10.3.    Communication by Holders with Other Holders........................................48
Section 10.4.    Certificate and Opinion as to Conditions Precedent.................................49
Section 10.5.    Statements Required in Certificate or Opinion......................................49
Section 10.6.    Rules by Trustee and Agents........................................................49
Section 10.7.    No Personal Liability of Directors, Officers, Employees and Stockholders...........49
Section 10.8.    Counterparts.......................................................................50
Section 10.9.    Governing Laws.....................................................................50
Section 10.10.   No Adverse Interpretation of Other Agreements......................................50
Section 10.11.   Successors.........................................................................50
Section 10.12.   Severability.......................................................................50
Section 10.13.   Table of Contents, Headings, etc...................................................50
Section 10.14.   Consent to Jurisdiction............................................................50

                                              ARTICLE XI
                                             SINKING FUNDS

Section 11.1.    Applicability of Article...........................................................51
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Section 11.2.    Satisfaction of Sinking Fund Payments with Securities..............................51
Section 11.3.    Redemption of Securities for Sinking Fund..........................................52

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         Reconciliation and tie between Trust Indenture Act of 1939 and
                      Indenture, dated as of June 29, 2004

Section 310(a)(1)      ......................................................................     7.10
          (a)(2)       ......................................................................     7.10
          (a)(3)       ......................................................................     Not Applicable
          (a)(4)       ......................................................................     Not Applicable
          (a)(5)       ......................................................................     7.10
             (b)       ......................................................................     7.10
  Section 311(a)       ......................................................................     7.11
             (b)       ......................................................................     7.11
             (c)       ......................................................................     Not Applicable
  Section 312(a)       ......................................................................     2.6
              (b)      ......................................................................     10.3
              (c)      ......................................................................     10.3
  Section 313(a)       ......................................................................     7.6
          (b)(1)       ......................................................................     7.6
          (b)(2)       ......................................................................     7.6, 7.7
          (c)(1)       ......................................................................     7.6
             (d)       ......................................................................     7.6
  Section 314(a)       ......................................................................     4.2, 10.5
             (b)       ......................................................................     Not Applicable
          (c)(1)       ......................................................................     10.4
          (c)(2)       ......................................................................     10.4
          (c)(3)       ......................................................................     Not Applicable
             (d)       ......................................................................     Not Applicable
             (e)       ......................................................................     10.5
             (f)       ......................................................................     Not Applicable
  Section 315(a)       ......................................................................     7.1
             (b)       ......................................................................     7.5
             (c)       ......................................................................     7.1
             (d)       ......................................................................     7.1
             (e)       ......................................................................     6.14
  Section 316(a)       ......................................................................     2.10
       (a)(1)(A)       ......................................................................     6.12
       (a)(1)(B)       ......................................................................     6.13
             (b)       ......................................................................     6.8
             (c)       ......................................................................     2.13
Section 317(a)(1)      ......................................................................     6.3
          (a)(2)       ......................................................................     6.4
             (b)       ......................................................................     2.5
  Section 318(a)       ......................................................................     10.1

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Note: This reconciliation and tie shall not, for any purpose, be deemed to be part of the Indenture.

                                       -v-
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          Indenture dated as of June 29, 2004 between Paramount Resources Ltd., a corporation incorporated under the laws of the Province of Alberta, Canada (the "Company"), and The Bank of Nova Scotia Trust Company of New York (the "Trustee").

          Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Securities issued under this Indenture.

                                    ARTICLE I
                   DEFINITIONS AND INCORPORATION BY REFERENCE


               Section 1.1.   DEFINITIONS.

          "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control", as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; PROVIDED that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control unless there is a beneficial owner that is not an Affiliate of such Person holding a greater percentage of such Voting Stock. For purposes of this definition, the terms "controlling", "controlled by" and "under common control with" have correlative meanings.

          "Agent" means any Registrar, co-registrar, Paying Agent or additional paying agent.

          "Authorized Newspaper" means a newspaper in an official language of the country of publication customarily published at least once a day for at least five days in each calendar week and of general circulation in the place in connection with which the term is used or in the financial community of each such place. If it shall be impractical in the opinion of the Trustee to make any publication of any notice required hereby in an Authorized Newspaper, any publication or other notice in lieu thereof that is made or given by the Trustee shall constitute a sufficient publication of such notice.

          "Bankruptcy Law" means the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other Canadian federal or provincial law relating to, or Title 11, U.S. Code or any similar federal or state law for, the relief of debtors.

          "Bearer" means anyone in possession from time to time of a Bearer Security.

          "Bearer Security" means any Security, including any interest coupon appertaining thereto that does not provide for the identification of the Holder thereof.

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          "Board of Directors" means:

          (1) with respect to a corporation, the board of directors of the corporation (or any duly authorized committee thereof);

          (2) with respect to a partnership, the board of directors of the corporation that is the general partner or managing partner of the partnership; and

          (3) with respect to any other Person, the board or committee of such Person serving a similar function.

          "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been adopted by the Board of Directors or pursuant to authorization by the Board of Directors and to be in full force and effect on the date of the certificate and delivered to the Trustee.

          "Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in the City of New York or the Province of Alberta are authorized or required by law to close.

          "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be classified and accounted for as a capitalized lease obligation on a balance sheet in accordance with GAAP.

          "Capital Stock" means:

          (1) in the case of a corporation, association or other business entity, any and all shares, interests, participations, rights or other equivalents (however designated and whether or not voting) of corporate stock;

          (2) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

          (3) any other interest or participation that confers on a Person rights in, or other equivalents of or interests in, the equity of the issuing Person or otherwise confers the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

          "Company" means Paramount Resources Ltd. and any and all successors thereto that become a party to this Indenture in accordance with its terms.

          "Company Order" means a written order signed in the name of the Company by one or more Officers of the Company

          "Company Request" means a written request signed in the name of the Company by one or more Officers of the Company.

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          "Currency Agreement" means any financial arrangement entered into between a Person (or its Restricted Subsidiaries) and a counterparty on a case-by-case basis in connection with a foreign exchange futures contract, currency swap agreement, currency option or currency exchange or other similar currency related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in exchange rates and currency values.

          "Default" means the occurrence of any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default under this Indenture.

          "Depositary" means, with respect to the Securities of any Series issuable or issued in whole or in part in the form of one or more Global Securities, the person designated as Depositary for such Series by the Company, which Depositary shall be a clearing agency registered under the Exchange Act; and if at any time there is more than one such person, "Depositary" as used with respect to the Securities of any Series shall mean the Depositary with respect to the Securities of such Series.

          "Discount Security" means any Security that provides for an amount less than the stated principal amount thereof to be due and payable upon declaration of acceleration of the maturity thereof pursuant to Section 6.2.

          "Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

          "Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

          "Foreign Currency" means any currency or currency unit issued by a government other than the government of the United States of America.

          "GAAP" means generally accepted accounting principles, consistently applied, which are in effect in Canada from time to time.

          "Global Security" or "Global Securities" means a Security or Securities, as the case may be, in global form established pursuant to Section
2.2 evidencing all or part of a Series of Securities, issued to the Depositary for such Series or its nominee, and registered in the name of such Depositary or nominee.

          "Government Securities" means direct non-callable obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

          "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

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          "Hedging Obligations" means, with respect to any specified Person, the outstanding amount of all obligations of such Person and its Restricted Subsidiaries under all Currency Agreements and all Interest Rate Agreements, together with all interest, fees and other amounts payable thereon or in connection therewith.

          "Holder" or "Securityholder" means a person in whose name a Security is registered or the holder of a Bearer Security.

          "Indebtedness" means, with respect to any specified Person at any date, any indebtedness of such Person, whether or not contingent:

          (1)     in respect of borrowed money;

          (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit, letters of guarantee or tender cheques (or reimbursement agreements in respect thereof);

          (3)     in respect of banker's acceptances;

          (4)     representing Capital Lease Obligations;

          (5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

          (6)     representing any Hedging Obligations;

          (7)     in respect of Production Payments;

          (8)     in respect of Oil and Gas Hedging Contracts; or

          (9) in respect of all conditional sale obligations and all obligations under title retention agreements, but excluding a title retention agreement to the extent it constitutes an operating lease under GAAP.

In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

          The amount of any Indebtedness outstanding as of any date will be:

          (1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

          (2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

          For the avoidance of doubt, "Indebtedness" of any Person shall not include:

          (1) trade payables incurred in the ordinary course of business and payable in accordance with customary practice;

          (2)     deferred tax obligations;

          (3)     minority interests;

          (4)     uncapitalized interest; and

          (5) non-interest-bearing installment obligations and accrued liabilities incurred in the ordinary course of business.

          "Indenture" means this Indenture as amended or supplemented from time to time and shall include the form and terms of particular Series of Securities established as contemplated hereunder.

          "interest" with respect to any Discount Security which by its terms bears interest only after maturity, means interest payable after maturity.

          "Interest Rate Agreement" means any financial arrangement entered into between a Person (or its Restricted Subsidiaries) and a counterparty on a case-by-case basis in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate protection-related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in interest rates.

          "Issue Date" means, with respect to the Securities of any Series, the first date any Securities of such Series are issued under this Indenture.

          "Lien" means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, charge, security interest or encumbrance upon or with respect to any property of any kind, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement but excluding a title retention agreement to the extent it would constitute an operating lease in accordance with GAAP and generally accepted accounting principles in the United States, as in effect on the applicable Issue Date.

          "Officer" means, with respect to any Person, the Chairman of the Board of Directors, Chief Executive Officer, President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.

          "Officers' Certificate" means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements of
Section 10.5.

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          "Oil and Gas Hedging Contracts" means any transaction, arrangement or agreement entered into between a Person (or any of its Restricted Subsidiaries) and a counterparty on a case-by-case basis, including any futures contract, a commodity option, a swap, a forward sale or otherwise, the purpose of which is to mitigate, manage or eliminate its exposure to fluctuations in commodity prices, including contracts settled by physical delivery of the commodity not settled within 60 days of the date of any such contract; PROVIDED that Production Payments will not be treated as Oil and Gas Hedging Contracts for the purposes of this Indenture.

          "Opinion of Counsel" means an opinion from legal counsel who is reasonably acceptable to the Trustee that meets the requirements of Section
10.5. The counsel may be an employee of or counsel to the Company, any Subsidiary of the Company or the Trustee.

          "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government, government body or agency or other entity.

          "Production Payments" means Dollar-Denominated Production Payments and Volumetric Production Payments, collectively.

          "Responsible Officer," when used with respect to the Trustee, means any officer within the corporate trust administration of the Trustee (or any successor group of the Trustee) or any other officer of the Trustee customarily performing functions similar to those performed by any of the above-designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

          "Restricted Subsidiary" of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

          "SEC" means the United States Securities and Exchange Commission.

          "Securities" means the debentures, notes or other debt instruments of the Company of any Series authenticated and delivered under this Indenture.

          "Securities Act" means the United States Securities Act of 1933, as amended.

          "Series" or "Series of Securities" means each or any series of debentures, notes or other debt instruments of the Company created pursuant to Sections 2.1 and 2.2 hereof.

          "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article I, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

          "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not

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include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

          "Subsidiary" means, with respect to any specified Person:

          (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

          (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or
     (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

          "Taxes" means any present or future tax, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities related thereto) imposed or levied by or on behalf of a Taxing Authority.

          "Taxing Authority" means any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

          "TIA" means the United States Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date on which this Indenture is qualified under the TIA.

          "Trustee" means the party named as such in the preamble to this Indenture until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

          "Unrestricted Subsidiary" with respect to any Series of Securities shall have the meaning specified in the Board Resolution, supplemental indenture or Officers' Certificate creating such Series of Securities.

          "Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

          "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

          "Wholly Owned Restricted Subsidiary" of the Company means any Restricted Subsidiary of which all of the outstanding Voting Stock (other than directors' qualifying shares or shares required to be owned by other Persons pursuant to applicable law) is owned by the Company or any other Wholly Owned Restricted Subsidiary.

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               Section 1.2.   OTHER DEFINITIONS.

                                                                    DEFINED IN
TERM                                                                  SECTION
----                                                                ----------
"Additional Amounts"                                                    4.7
"Authentication Order"                                                  2.3
"Calculation Period"                                                    4.1
"Covenant Defeasance"                                                   8.4
"Defeased Covenants"                                                    8.4
"Event of Default"                                                      6.1
"Legal Defeasance"                                                      8.3
"mandatory sinking fund payment"                                       11.1
"optional sinking fund payment"                                        11.1
"Paying Agent"                                                          2.4
"Payment Default"                                                       6.1
"Registrar"                                                             2.4
"Related Judgment"                                                     10.14
"Related Proceedings"                                                  10.14
"Specified Courts"                                                     10.14

               Section 1.3.   INCORPORATION BY REFERENCE OF TRUST INDENTURE ACT.

          Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

          "Commission" means the SEC.

          "indenture securities" means the Securities.

          "indenture security holder" means a Securityholder.

          "indenture to be qualified" means this Indenture.

          "indenture trustee" or "institutional trustee" means the Trustee.

          "obligor" on the indenture securities means the Company and any successor obligor upon the Securities.

          All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule under the TIA and not otherwise defined herein are used herein as so defined.

               Section 1.4.   RULES OF CONSTRUCTION.

          Unless the context otherwise requires:

          (a)     a term has the meaning assigned to it;

          (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

          (c)     "or" and "including" are not exclusive;

          (d) words in the singular include the plural, and in the plural include the singular;

          (e)     "will" shall be interpreted to express a command;

          (f) references to Sections and Articles are to Sections and Articles of this Indenture;

          (g)     provisions apply to successive events and transactions; and

          (h) references to sections of or rules under the Securities Act will be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time.

                                   ARTICLE II
                                 THE SECURITIES

               Section 2.1.   ISSUABLE IN SERIES.

          The aggregate principal amount of Securities that may be authenticated and delivered under this Indenture is unlimited. The Securities may be issued in one or more Series. All Securities of a Series shall be identical except as may be set forth in a Board Resolution, a supplemental indenture or an Officers' Certificate detailing the adoption of the terms thereof pursuant to the authority granted under a Board Resolution. In the case of Securities of a Series to be issued from time to time, the Board Resolution, Officers' Certificate or supplemental indenture may provide for the method by which specified terms (such as interest rate, maturity date, record date or date from which interest shall accrue) are to be determined. Securities may differ between Series in respect of any matters, provided that all Series of Securities shall be equally and ratably entitled to the benefits of the Indenture.

               Section 2.2.   ESTABLISHMENT OF TERMS OF SERIES OF SECURITIES.

          At or prior to the issuance of any Securities within a Series, the following shall be established (as to the Series generally, in the case of Subsection 2.2.1 and either as to such Securities within the Series or as to the Series generally in the case of Subsections 2.2.2 through 2.2.22) by a Board Resolution, a supplemental indenture or an Officers' Certificate pursuant to authority granted under a Board Resolution:

          2.2.1. the title of the Series (which shall distinguish the Securities of that particular Series from the Securities of any other Series) and the aggregate principal amount of the Series;

          2.2.2. the price or prices (expressed as a percentage of the principal amount thereof) at which the Securities of the Series will be issued;

          2.2.3. any limit upon the aggregate principal amount of the Securities of the Series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the Series pursuant to Section 2.7, 2.8, 2.11, 3.6 or 9.6);

          2.2.4. the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of, and premium, if any, on the Securities of the Series will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

          2.2.5. the rate or rates (which may be fixed or variable) or, if applicable, the method to be used to determine such rate or rates (including, but not limited to, any commodity, commodity index, stock exchange index or financial index) at which the Securities of the Series shall bear interest, if any, the date or dates from which such interest, if any, shall accrue, the date or dates on which such interest, if any, shall commence and be payable and any regular record date or dates for the payment of interest on any interest payment date, or the method by which such date or dates will be determined;

          2.2.6. the place or places where the principal of, and premium, if any, and interest, if any, on the Securities of the Series will be payable and each office or agency where the Securities of the Series may be presented for registration of transfer or exchange;

          2.2.7. the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which the Securities of the Series may be redeemed or purchased, in whole or in part, by the Company;

          2.2.8. the obligation, if any, of the Company to redeem or purchase the Securities of the Series pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which Securities of the Series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

          2.2.9. the dates, if any, on which and the price or prices at which the Securities of the Series will be repurchased by the Company at the option of the Holders thereof and other detailed terms and provisions of such repurchase obligations;

          2.2.10. if other than denominations of U.S.$1,000 and any integral multiple thereof, the denominations in which the Securities of the Series shall be issuable;

          2.2.11. the forms of the Securities of the Series in bearer (with or without coupons) or fully registered form (and, if in fully registered form, whether the Securities will be issuable as Global Securities);

          2.2.12. if other than the principal amount thereof, the portion of the principal amount of the Securities of the Series that shall be payable upon declaration of acceleration of the maturity thereof pursuant to Section 6.2;

          2.2.13. the currency or currency unit of denomination of the Securities of the Series, which may be U.S. Dollars or any Foreign Currency, and if such currency or currency unit of denomination is a composite currency, the agency or organization, if any, responsible for overseeing such composite currency;

          2.2.14. the designation of the currency, currencies or currency units in which payment of the principal of and interest, if any, on the Securities of the Series will be made;

          2.2.15. if payments of principal of or interest, if any, on the Securities of the Series are to be made in one or more currencies or currency units other than that or those in which such Securities are denominated, the manner in which the exchange rate with respect to such payments will be determined;

          2.2.16. the manner in which the amounts of payment of principal of or interest, if any, on the Securities of the Series will be determined, if such amounts may be determined by reference to an index based on a currency or currencies or by reference to a commodity, commodity index, stock exchange index or financial index;

          2.2.17. the provisions, if any, relating to any guarantee of, security provided for, or ranking of, the Securities of the Series;

          2.2.18. any addition to or change in the Events of Default which applies to any Securities of the Series and any change in the right of the Trustee or the requisite Holders of such Securities to declare the principal amount thereof due and payable pursuant to Section 6.2;

          2.2.19. any depositories, interest rate calculation agents, exchange rate calculation agents or other agents with respect to Securities of such Series if other than those appointed herein;

          2.2.20. the terms, if any, on which the Securities of the Series may be converted or exchanged for other debt securities of the Company or of another Person;

          2.2.21. the provisions, if any, relating to the payment of Additional Amounts and whether the Company may redeem the Securities of the Series rather than pay the Additional Amounts, if other than contained herein; and

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          2.2.22. any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the Securities of the Series including, without limitation, covenants which apply or do not apply solely to the Securities of the Series and which do not apply or apply, as applicable, generally to all other Series of Securities.

          All Securities of any one Series need not be issued at the same time and may be issued from time to time, consistent with the terms of this Indenture, if so provided by or pursuant to the Board Resolution, supplemental indenture or Officers' Certificate referred to above, and the authorized principal amount of any Series may not be increased to provide for issuances of additional Securities of such Series, unless otherwise provided in a Board Resolution, supplemental indenture or Officers' Certificate.

               Section 2.3.   EXECUTION AND AUTHENTICATION.

          One or more Officers shall sign the Securities for the Company by manual or facsimile signature.

          If an Officer whose signature is on a Security no longer holds that office at the time the Security is authenticated, the Security shall nevertheless be valid.

          A Security shall not be valid until authenticated by the manual signature of an authorized signatory of the Trustee or an authenticating agent. The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

          The Trustee will, from time to time, upon receipt of a written order of the Company signed by an Officer (an "Authentication Order"), authenticate Securities of any Series for original issue in the aggregate principal amount stated in the Authentication Order. The aggregate principal amount of Securities of any Series outstanding at any time may not exceed such amount except as provided in Section 2.8.

          The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders, the Company or an Affiliate of the Company.

               Section 2.4.   REGISTRAR AND PAYING AGENT.

          The Company shall maintain, with respect to each Series of Securities, at the place or places specified with respect to such Series pursuant to Section 2.2, an office or agency where Securities of such Series may be presented or surrendered for payment ("Paying Agent") and where Securities of such Series may be surrendered for registration of transfer or exchange ("Registrar"). The Registrar shall keep a register with respect to each Series of Securities and to their transfer and exchange.

          The Company may appoint one or more co-registrars and one or more additional paying agents in such other locations as it shall determine. The term "Registrar" includes any co-registrar and the term "Paying Agent" includes any additional paying agent. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company will notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Company or any of its Subsidiaries may act as Paying Agent or Registrar.

          Unless otherwise provided in the applicable Board Resolution, supplemental indenture or Officers' Certificate, the Company initially appoints The Depository Trust Company to act as Depositary with respect to the Securities.

          Unless otherwise provided in the applicable Board Resolution, supplemental indenture or Officers' Certificate, the Company initially appoints the Trustee at its corporate trust office in the Borough of Manhattan, City of New York, State of New York to act as the Registrar and Paying Agent with respect to each Series of Securities.

               Section 2.5.   PAYING AGENT TO HOLD MONEY IN TRUST.

          The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will, and the Trustee when acting as Paying Agent agrees that it will, hold in trust, for the benefit of Securityholders of any Series of Securities, or the Trustee, all money held by the Paying Agent for the payment of principal of or interest on the Series of Securities, and will notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee and to account for any money disbursed by it. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Company or a Subsidiary) shall have no further liability for the money. If the Company or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of Securityholders of each Series of Securities all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Company, the Trustee shall serve as Paying Agent for each Series of Securities.

               Section 2.6.   SECURITYHOLDER LISTS.

          The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders of each Series of Securities and shall otherwise comply with TIA
Section 312(a). If the Trustee is not the Registrar, the Company shall furnish to the Trustee at least seven Business Days before each interest payment date and at such other times as the Trustee may request in writing a list, in such form and as of such date as the Trustee may reasonably require, of the names and addresses of Securityholders of each Series of Securities and the Company shall otherwise comply with TIA Section 312(a).

               Section 2.7.   TRANSFER AND EXCHANGE.

          Where Securities of a Series are presented to the Registrar or a co-registrar with a request to register a transfer or to exchange them for an equal principal amount of Securities of the same Series, the Registrar shall register the transfer or make the exchange if its requirements for such transactions are met. To permit registrations of transfers and exchanges, the Trustee shall authenticate Securities at the Registrar's request. No service charge shall be made for any registration of transfer or exchange (except as otherwise expressly permitted herein), but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer tax or similar governmental charge payable upon exchanges pursuant to
Section 2.11, 3.6 or 9.5).

          Neither the Company nor the Registrar shall be required (a) to issue, register the transfer of, or to exchange Securities of any Series for the period beginning at the opening of business 15 days immediately preceding the selection of Securities of that Series for redemption and ending at the close of business on the day of the mailing of a notice of such selection, (b) to register the transfer of or to exchange Securities of any Series selected, called or being called for redemption as a whole or the portion being redeemed of any such Securities selected, called or being called for redemption in part or (c) to register the transfer of or to exchange any Security between a record date and the next succeeding interest payment date with respect to such Security.

          Prior to due presentment for the registration of a transfer of any Security, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Security is registered as the absolute owner of such Security for the purpose of receiving payment of principal of and interest on such Securities and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary.

               Section 2.8.   MUTILATED, DESTROYED, LOST AND STOLEN SECURITIES.

          If any mutilated Security is surrendered to the Trustee or the Company or the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Security, the Company will issue and the Trustee, upon receipt of an Authentication Order, will authenticate a replacement Security of the same Series if the Trustee's requirements are met. If required by the Trustee or the Company, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Company to protect the Company, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Security is replaced. The Company may charge for its expenses in replacing a Security.

          Every new Security of any Series issued pursuant to this Section is an additional obligation of the Company and will be entitled to all of the benefits of this Indenture equally and proportionately with all other Securities of that Series duly issued hereunder.

               Section 2.9.   OUTSTANDING SECURITIES.

          The Securities outstanding at any time are all the Securities authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest on a Global Security effected by the Trustee in accordance with the provisions hereof and those described in this Section as not outstanding.

          If a Security is replaced pursuant to Section 2.8, it ceases to be outstanding until the Trustee receives proof satisfactory to it that the replaced Security is held by a "protected purchaser" within the meaning of
Section 8-303 of the Uniform Commercial Code of New York.

          If the Paying Agent (other than the Company, a Subsidiary or an Affiliate of any thereof) holds, for any period of time, on the maturity of Securities of a Series money sufficient to pay such Securities payable on that date, then on and after that date such Securities of the Series cease to be outstanding and interest on them ceases to accrue.

          A Security does not cease to be outstanding because the Company or an Affiliate holds the Security.

          In determining whether the Holders of the requisite principal amount of outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder, the principal amount of a Discount Security that shall be deemed to be outstanding for such purposes shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof pursuant to Section 6.2.

               Section 2.10.  TREASURY SECURITIES.

          In determining whether the Holders of the required principal amount of Securities of a Series have concurred in any request, demand, authorization, direction, notice, consent or waiver, Securities of a Series owned by the Company or an Affiliate shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such request, demand, authorization, direction, notice, consent or waiver, only Securities of a Series that the Trustee knows are so owned shall be so disregarded.

               Section 2.11.  TEMPORARY SECURITIES.

          Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary Securities upon a Company Order. Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Company considers appropriate for temporary Securities. Without unreasonable delay, the Company shall prepare and the Trustee upon request shall authenticate definitive Securities of the same Series and date of maturity in exchange for temporary Securities. Until so exchanged, temporary securities shall have the same rights under this Indenture as the definitive Securities.

               Section 2.12.  CANCELLATION.

          The Company at any time may deliver Securities to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Securities surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel all Securities surrendered for transfer, exchange, payment, replacement or cancellation and shall destroy such canceled Securities (subject to the record retention requirement of the Exchange
Act) and deliver a certificate of such destruction to the Company, unless the Company otherwise directs. The Company may not issue new Securities to replace Securities that it has paid or delivered to the Trustee for cancellation.

               Section 2.13.  DEFAULTED INTEREST.

          If the Company defaults in a payment of interest on a Series of Securities, it shall pay the defaulted interest, plus, to the extent permitted by law, any interest payable on the defaulted interest, to the persons who are Securityholders of the Series on a subsequent special record date, in each case at the rate provided in the Securities of such Series and Section 4.1. The Company shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Security and the date of the proposed payment. The Company shall fix or cause to be fixed the special record date and payment date; PROVIDED that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Company (or, upon the written request of the Company, the Trustee in the name and at the expense of the Company) will mail or cause to be mailed to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

               Section 2.14.  GLOBAL SECURITIES.

          2.14.1. TERMS OF SECURITIES. A Board Resolution, a supplemental indenture hereto or an Officers' Certificate shall establish whether the Securities of a Series shall be issued in whole or in part in the form of one or more Global Securities and the Depositary for such Global Security or Securities.

          2.14.2. TRANSFER AND EXCHANGE. Notwithstanding any provisions to the contrary contained in Section 2.7 of the Indenture and in addition thereto, any Global Security shall be exchangeable pursuant to Section 2.7 of the Indenture for Securities registered in the names of Holders other than the Depositary for such Security or its nominee only if

          (1) the Company delivers to the Trustee notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 120 days after the date of such notice from the Depositary; or

          (2) upon request by any Holder of Securities of any Series if there has occurred and is continuing an Event of Default with respect to the Securities of such Series.

Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Securities registered in such names as the Depositary shall direct in writing in an aggregate principal amount equal to the principal amount of the Global Security with like tenor and terms.

          Except as provided in this Section 2.14.2, a Global Security may not be transferred except as a whole by the Depositary with respect to such Global Security to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such a successor Depositary.

          2.14.3. LEGEND. Any Global Security issued hereunder shall bear a legend in substantially the following form:

          "THIS GLOBAL SECURITY IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS SECURITY) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.7 OF THE INDENTURE, (2) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO
     SECTION 2.14 OF THE INDENTURE, (3) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION
     2.12 OF THE INDENTURE AND (4) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF PARAMOUNT RESOURCES LTD."

          2.14.4. ACTS OF HOLDERS. The Depositary, as a Holder, may appoint agents and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under the Indenture.

          2.14.5. PAYMENTS. Notwithstanding the other provisions of this Indenture, unless otherwise specified as contemplated by Section 2.2, payment of the principal of, premium, if any, and interest, if any, on any Global Security shall be made to the Holder thereof.

          2.14.6. CONSENTS, DECLARATION AND DIRECTIONS. Except as provided in
Section 2.14.5, the Company, the Trustee and any Agent shall treat a person as the Holder of such principal amount of outstanding Securities of such Series represented by a Global Security as shall be specified in a written statement of the Depositary with respect to such Global Security, for purposes of obtaining any consents, declarations, waivers or directions required to be given by the Holders pursuant to this Indenture.

               Section 2.15.  CUSIP NUMBERS.

          The Company in issuing the Securities may use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" numbers in notices of redemption as a convenience to Holders; PROVIDED that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other elements of identification printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers.

                                   ARTICLE III
                                   REDEMPTION

               Section 3.1.   NOTICE TO TRUSTEE.

          The Company may, with respect to any Series of Securities, reserve the right to redeem and pay the Series of Securities or may covenant to redeem and pay the Series of Securities or any part thereof prior to the Stated Maturity thereof at such time and on such terms as provided for in such Securities. If a Series of Securities is redeemable and the Company elects or is obligated to redeem prior to the Stated Maturity thereof all or part of the Series of Securities pursuant to the terms of such Securities, it shall notify the Trustee of the redemption date and the principal amount of Series of Securities to be redeemed. Except as specified in Section 11.3, the Company must furnish to the Trustee, at least 30 days but not more than 60 days before the redemption date, an Officers' Certificate setting forth:

             (a) the paragraph of the Securities and/or Section of this Indenture pursuant to which the Securities called for redemption are being redeemed;

             (b)  the redemption date;

             (c)  the principal amount of Securities to be redeemed; and

             (d)  the redemption price.

               Section 3.2.   SELECTION OF SECURITIES TO BE REDEEMED.

          Unless otherwise indicated for a particular Series by a Board Resolution, a supplemental indenture or an Officers' Certificate, if less than all the Securities of a Series are to be redeemed, the Trustee shall select the Securities of the Series to be redeemed among the Holders in compliance with the requirements of the principal national securities exchange, if any, on which such Securities are listed or, if the Securities are not so listed, on a PRO RATA basis, by lot or in accordance with any other method the Trustee in its sole discretion considers fair and appropriate. The Trustee shall make the selection from Securities of the Series then outstanding not previously called for redemption. The Trustee will promptly notify the Company in writing of the Securities selected for redemption and, in the case of a Security selected for partial redemption, the principal amount thereof to be redeemed. The Trustee may select for redemption portions of the principal of Securities of the Series that have denominations larger than U.S.$1,000. Securities of the Series and portions of them it selects shall be in amounts of U.S.$1,000 or whole multiples of U.S.$1,000 or, with respect to Securities of any Series issuable in other denominations pursuant to Section 2.2.10, the minimum principal denomination for each Series and integral multiples thereof; except that if all of the Securities of a Series of a Holder are to be redeemed, the entire outstanding amount of such Securities held by such Holder, even if not a multiple of U.S.$1,000, shall be redeemed. Provisions of this Indenture that apply to Securities of a Series called for redemption also apply to portions of Securities of that Series called for redemption.

               Section 3.3.   NOTICE OF REDEMPTION.

          Unless otherwise indicated for a particular Series by Board Resolution, a supplemental indenture hereto or an Officers' Certificate, at least 30 days but not more than 60 days before a redemption date, the Company shall mail or cause to be mailed, by first class mail to its registered address, a notice of redemption to each Holder whose Securities of any Series are to be redeemed and if any Bearer Securities are outstanding, publish on one occasion a notice in an Authorized Newspaper. Redemption notices may be mailed or published more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Securities of any Series or a satisfaction and discharge of this Indenture pursuant to Articles VIII or IX of this Indenture.

          The notice shall identify the Securities of the Series to be redeemed and shall state:

          (a)     the redemption date;

          (b)     the redemption price;

          (c) if any Security is being redeemed in part, the portion of the principal amount of such Security to be redeemed and that, after the redemption date upon surrender of such Security, a new Security or Securities in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Security;

          (d)     the name and address of the Paying Agent;

          (e) that Securities of the Series called for redemption must be surrendered to the Paying Agent to collect the redemption price;

          (f) that interest on Securities of the Series called for redemption ceases to accrue on and after the redemption date;

          (g) the applicable CUSIP number, if any, and that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Securities of the Series; and

          (h) any other information as may be required by the terms of the particular Series or the Securities of a Series being redeemed.

          At the Company's request, the Trustee shall give the notice of redemption in the Company's name and at its expense.

               Section 3.4.   EFFECT OF NOTICE OF REDEMPTION.

          Once notice of redemption is mailed or published as provided in
Section 3.3, Securities of a Series called for redemption become due and payable on the redemption date and at the redemption price. A notice of redemption may not be conditional. Upon surrender to the Paying Agent, such Securities shall be paid at the redemption price plus accrued interest to the redemption date.

               Section 3.5.   DEPOSIT OF REDEMPTION PRICE.

          One Business Day before the redemption date, the Company shall deposit with the Paying Agent money sufficient to pay the redemption price of and accrued interest, if any, on all Securities to be redeemed on that date. The Paying Agent will promptly return to the Company any money deposited with the Paying Agent by the Company in excess of the amounts necessary to pay the redemption or purchase price of, and accrued and unpaid interest on, all Securities to be redeemed or purchased.

          If the Company complies with the provisions of the preceding paragraph, on and after the redemption or purchase date, interest will cease to accrue on the Securities or the portions of Securities called for redemption or purchase. If a Security is redeemed or purchased on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest shall be paid to the Person in whose name such Security was registered at the close of business on such record date. If any Security called for redemption or purchase is not so paid upon surrender for redemption or purchase because of the failure of the Company to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in
Section 4.1 and the Securities.

               Section 3.6.   SECURITIES REDEEMED IN PART.

          Upon surrender of a Security that is redeemed in part, the Trustee shall authenticate for the Holder at the expense of the Company a new Security of the same Series and the same maturity equal in principal amount to the unredeemed portion of the Security surrendered.

               Section 3.7.   TAX REDEMPTION.

          If the Company becomes obligated to pay Additional Amounts in respect of the Securities of any Series as a result of a change in the laws or regulations of Canada or any Canadian Taxing Authority, or a change in any official position regarding the application or

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interpretation thereof, which is publicly announced or becomes effective on or after the applicable Issue Date, the Company may, at its option, redeem the Securities of such Series, in whole but not in part, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

                                   ARTICLE IV
                                    COVENANTS

               Section 4.1.   PAYMENT OF PRINCIPAL AND INTEREST.

          The Company will pay or cause to be paid the principal of, premium, if any, and interest on the Securities of each Series on the dates and in the manner provided in the Securities of such Series. Principal, premium, if any, and interest will be considered paid on the date due if the Paying Agent, if other than the Company or a Subsidiary thereof, holds as of 10:00 a.m. Eastern Time on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest then due.

          The Company will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the rate equal to 1% per annum in excess of the then applicable interest rate on the Securities of each Series to the extent lawful; it will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace or cure period) at the same rate to the extent lawful.

          For purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest is calculated under a Security of any Series for any period in any calendar year (the "Calculation Period") is equivalent to the rate payable under a Security of such Series in respect of the Calculation Period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the Calculation Period.

               Section 4.2.   REPORTS.

          Whether or not required by the SEC, so long as any Securities are outstanding, the Company will furnish, or cause the Trustee to furnish, to the Holders, within the time periods (except as otherwise noted below) specified in the SEC's rules and regulations:

          (1) (a) all annual financial information that would be required to be contained in a filing with the SEC on Forms 20-F or 40-F, as applicable (or any successor forms), containing the information required therein (or required in such successor form) including a report on the annual financial statements by the Company's certified independent accountants; and

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          (b)     for the first three quarters of each year, all quarterly
     financial information that would be required to be contained in quarterly reports under the laws of Canada or any province thereof or provided to securityholders of a company with securities listed on the Toronto Stock Exchange, whether or not the Company has any of its securities so listed, in each case including a "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and

          (2) within 10 Business Days after the occurrence of any event that would give rise to a requirement to file information regarding such event with the SEC on Form 8-K, all information that would otherwise be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

          In addition, whether or not required by the SEC, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) of this Section 4.2 with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing).

               Section 4.3.   COMPLIANCE CERTIFICATE.

          The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year of the Company, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he may have knowledge).

          The Company will, so long as any of the Securities are outstanding, deliver promptly to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

               Section 4.4.   STAY, EXTENSION AND USURY LAWS.

          The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture or the Securities; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

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               Section 4.5.   CORPORATE EXISTENCE.

          Subject to Article V hereof, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect:

          (a) its corporate existence, and the corporate, partnership or other existence of each of its Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Subsidiary; and

          (b) the rights (charter and statutory), licenses and franchises of the Company and its Subsidiaries;

PROVIDED that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Subsidiaries, if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders of the Securities.

               Section 4.6.   TAXES.

          The Company shall, and shall cause each of its Subsidiaries to, pay, prior to delinquency, all material Taxes, except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders of any Series of Securities.

               Section 4.7.   PAYMENT OF ADDITIONAL AMOUNTS.

          (a) Unless otherwise specified in the Board Resolution, Officers' Certificate or supplemental indenture creating any Series of Securities, all payments made by the Company or on behalf of the Company with respect to the Securities of each Series will be made without withholding or deduction for any Taxes imposed by any Canadian Taxing Authority, unless required by law or the interpretation or administration thereof by the relevant Canadian Taxing Authority. If the Company is obligated to withhold or deduct any amount on account of Taxes imposed by any Canadian Taxing Authority from any payment made with respect to the Securities of any Series, the Company will:

          (1)     make such withholding or deduction;

          (2) remit the full amount deducted or withheld to the relevant government authority in accordance with the applicable law;

          (3) pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted;

          (4) furnish to the Trustee for the benefit of the Holders, within 30 days after the date the payment of any Taxes is due, an official receipt of the relevant government authorities for all amounts deducted or withheld, or if such receipts are not obtainable, other evidence of payment by the Company of those Taxes;

          (5) indemnify and hold harmless each Holder, other than as described below, for the amount of:

                   (i) any Taxes (including interest and penalties) paid by such Holder as a result of payments made on or with respect thereto, and

                  (ii) any Taxes imposed with respect to any reimbursement under the preceding clause (i) or this clause (ii), but excluding any such Taxes on such Holder's net income; and

          (6) at least 15 days prior to each date on which any Additional Amounts are payable, deliver to the Trustee an Officers' Certificate setting forth the calculation of the Additional Amounts to be paid and such other information as the Trustee may request to enable the Trustee to pay such Additional Amounts to Holders on the payment date.

          (b) Notwithstanding the foregoing, the Company will not pay Additional Amounts to a Holder in respect of a beneficial owner of a Security:

          (1) imposed or withheld by reason of the failure of the Holder or beneficial owner to complete, execute and deliver to the Company any form or document to the extent applicable to such Holder or beneficial owner that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered by the Company in order to enable the Company to make payments on the Securities without deduction or withholding for Taxes, or with deduction of withholding of a lesser amount, which form or document shall be delivered within 60 days of a written request therefor by the Company;

          (2) in any case where such beneficial owner is not a resident (within the meaning of the Canada-United States Income Tax Convention) of the United States of America, in excess of the amount which the Company would have been obligated to pay hereunder if such beneficial owner were resident in the United States of America for the purposes of such treaty;

          (3) where the Company does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment with such beneficial owner; or

          (4) where such Holder or beneficial owner is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere acquisition, holding or disposition of Securities or the receipt of payments thereunder.

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          (c)     If, following any payment made by the Company to any Holder under Section 4.7(a)(3) or any indemnity payment made by the Company to any Holder under Section 4.7(a)(5), such Holder shall receive or be granted a refund, credit, allowance or remission in respect of the Taxes resulting in the payment thereof and such Holder is able to readily identify such refund, credit, allowance or remission as being attributable to such Taxes, such Holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, credit, allowance or remission and without prejudice to the right of such Holder to obtain any other relief or allowance which may be available to it, reimburse the Company with such amount as such Holder, acting reasonably, determines to be the amount of money attributable to such refund, credit, allowance or remission that may be paid by such Holder to leave it (after such reimbursement) in no worse position than it would have been in had there been no such deduction or withholding or payment of Taxes which resulted in the payment under Section 4.7(a)(3) or Section 4.7(a)(5). Such Holder may charge to the Company (and may deduct from amounts reimbursable to the Company hereunder) a fee reasonably determined by such Holder to compensate it for any additional effort expended or cost incurred in determining such credit or remission or allocating it to the Company. Notwithstanding the foregoing, no Holder shall be obligated to disclose to the Company, or any of its agents, any computation made by such Holder in connection with this paragraph or any information regarding such Holder's tax status or affairs.

          (d) Any reference in this Indenture to the payment of principal, premium, if any, interest, redemption price or any other amount payable under or with respect to any Securities, will be deemed to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. The Company's obligation to make payments of Additional Amounts will survive any termination of this Indenture or the defeasance of any rights thereunder.

                                    ARTICLE V
                                   SUCCESSORS

               Section 5.1.   WHEN COMPANY MAY MERGE, ETC.

          (a) The Company may not, directly or indirectly: (1) amalgamate, consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

          (1) either (a) the Company is the surviving corporation, or (b) the Person formed by or surviving any such amalgamation, consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of Canada or any province thereof or the United States, any state thereof or the District of Columbia;

          (2) the Person formed by or surviving any such amalgamation, consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made expressly assumes all the obligations of the Company under each outstanding Series of Securities and this Indenture pursuant to agreements reasonably satisfactory to the Trustee;

          (3) immediately after such transaction no Default or Event of Default exists;

          (4) the transactions will not result in the Company or the surviving corporation being required to make any deduction or withholding on account of taxes as described in Section 4.7 that the Company would not have been required to make had such transactions or series of transactions not occurred; and

          (5) in case the Company shall consolidate, amalgamate or merge with or into any other Person or, except for conveyances or transfers to one or more Wholly Owned Restricted Subsidiaries, convey or transfer its properties and assets substantially as an entirety to any Person, the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, conveyance or transfer and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with this Article V and that all conditions precedent herein provided for relating to such transaction have been complied with.

          (b) In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.

               Section 5.2.   SUCCESSOR CORPORATION SUBSTITUTED.

          Upon any amalgamation, consolidation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of the Company in a transaction that is subject to, and that complies with the provisions of Section 5.1, the successor corporation formed by such consolidation or into or with which the Company is amalgamated or merged or to which such sale, assignment, transfer, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such amalgamation, consolidation, merger, sale, assignment, transfer, conveyance or other disposition, the provisions of this Indenture referring to the "Company" shall refer instead to the successor corporation and not to the Company), and such successor corporation may exercise every right and power of the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein; PROVIDED that the predecessor Company shall not be relieved from the obligation to pay the principal of and interest on the Securities of each outstanding Series except in the case of a sale of all of the Company's assets in a transaction that is subject to, and that complies with the provisions of, Section 5.1.

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                                   ARTICLE VI
                              DEFAULTS AND REMEDIES


               Section 6.1.   EVENTS OF DEFAULT.

          "Event of Default," wherever used herein with respect to Securities of any Series, means any one of the following events, unless in the establishing Board Resolution, supplemental indenture or Officers' Certificate, it is provided that such Series shall not have the benefit of said Event of Default:

          (a) default for 30 days in the payment when due of interest on the Securities of that Series;

          (b) default in payment when due of the principal of or premium, if any, on the Securities of that Series;

          (c)     failure by the Company to comply with Section 5.1;

          (d) failure by the Company or any of its Restricted Subsidiaries to comply with any of the other agreements in this Indenture for 60 days after written notice has been given to the Company by the Trustee or to the Company and the Trustee by Holders of at least 25% of the outstanding principal amount of the Securities of such Series;

          (e) default under any other mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the Issue Date, if that default:

                   (i) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the applicable grace or cure period provided in such Indebtedness on the date of such default (a "Payment Default"); or

                  (ii) results in the acceleration of such Indebtedness prior to its express maturity,

     and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default, which remains outstanding or the maturity of which has been so accelerated, aggregates U.S.$10.0 million or more; PROVIDED that if any such default is cured or waived or any such acceleration is rescinded, or such Indebtedness is repaid, within a period of 30 days from the continuation of such default beyond the applicable grace or cure period or the occurrence of such acceleration, as the case may be, such Event of Default under this Indenture and any consequential acceleration of any Series of

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     Securities shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

          (f) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of U.S.$10.0 million in cash (net of amounts covered by insurance or bonded), which judgments are not paid, discharged or stayed for a period of 60 days after the date of entry of such judgment or, in the event such judgments have been bonded to the extent required pending appeal, after the date such judgments become non-appealable;

          (g) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                  (A) is for relief against the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary in an involuntary case;

                  (B) appoints a custodian of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; or

                  (C) orders the liquidation of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary;

     and the order or decree remains unstayed and in effect for 60 consecutive days; or

          (h) any other Event of Default provided with respect to Securities of that Series, which is specified in a Board Resolution, a supplemental indenture hereto or an Officers' Certificate, in accordance with Section 2.2.18.

               Section 6.2.  ACCELERATION OF MATURITY; RESCISSION AND ANNULMENT.

          In the case of an Event of Default specified in clause (g) of Section 6.1, with respect to the Company, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, all outstanding Securities of each Series to which such Event of Default applies will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing with respect to any Series of Securities, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Securities of such Series may declare all the Securities of such Series to be due and payable immediately by notice to the Company and (if given by the Holders) to the Trustee in accordance with this Indenture.

          Upon any such declaration, the Securities of such Series shall become due and payable immediately. The Holders of a majority in aggregate principal amount of the then

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outstanding Securities of a Series by written notice to the Trustee may on behalf of all of the Holders rescind an acceleration and its consequences with respect to the Securities of such Series if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium, if any, that has become due solely because of the acceleration) have been cured or waived.

               Section 6.3. COLLECTION OF INDEBTEDNESS AND SUITS FOR ENFORCEMENT BY TRUSTEE.

          If an Event of Default specified in Section 6.1(a) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal of, premium, if any, and interest remaining unpaid on the Securities and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and any amounts due the Trustee under Section 7.7 hereof.

               Section 6.4.   TRUSTEE MAY FILE PROOFS OF CLAIM.

          The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relative to the Company (or any other obligor upon the Securities), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent in writing to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.7 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.7 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities of any Series or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

               Section 6.5. TRUSTEE MAY ENFORCE CLAIMS WITHOUT POSSESSION OF SECURITIES.

          All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the

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production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

               Section 6.6.   APPLICATION OF MONEY COLLECTED.

          Any money collected by the Trustee pursuant to this Article with respect to any Series of Securities shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

          First: to the Trustee, its agents and attorneys for amounts due under
     Section 7.7 hereof, including payment of all compensation, expense and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection; and

          Second: to Holders of Securities of such Series for amounts due and unpaid on such Securities for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Securities for principal, premium, if any and interest, respectively; and

          Third: to the Company or to such party as a court of competent jurisdiction shall direct.

               Section 6.7.   LIMITATION ON SUITS.

          No Holder of any Security of any Series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

          (a) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that Series;

          (b) the Holders of at least 25% in aggregate principal amount of the then outstanding Securities of that Series shall have made written request to the Trustee to pursue the remedy;

          (c) such Holder or Holders have offered and, if requested, provided to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

          (d) the Trustee for 60 days after its receipt of such notice, request and, if requested, offer of indemnity has failed to institute any such proceeding; and

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          (e)     no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the then outstanding Securities of that Series;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all such Holders.

               Section 6.8. UNCONDITIONAL RIGHT OF HOLDERS TO RECEIVE PRINCIPAL AND INTEREST.

          Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of, premium, if any, and interest, if any, on such Security on or after the dates of maturity or maturities expressed in such Security (or, in the case of redemption, on the redemption date), and to institute suit for the enforcement of any such payment on or after such respective dates, and such rights shall not be impaired or affected without the consent of such Holder.

               Section 6.9.   RESTORATION OF RIGHTS AND REMEDIES.

          If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

               Section 6.10.  RIGHTS AND REMEDIES CUMULATIVE.

          Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in Section 2.8, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

               Section 6.11.  DELAY OR OMISSION NOT WAIVER.

          No delay or omission of the Trustee or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from

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time to time, and as often as may be deemed expedient, by the Trustee or by the
Holders, as the case may be.

               Section 6.12.  CONTROL BY HOLDERS.

          The Holders of a majority in aggregate principal amount of the then outstanding Securities of any Series shall have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such Series, provided that

          (a) such direction shall not be in conflict with any rule of law or with this Indenture;

          (b) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; and

          (c) subject to the provisions of Section 6.1, the Trustee shall have the right to decline to follow any such direction if the Trustee in good faith shall, by a Responsible Officer of the Trustee, determine that the proceeding so directed would involve the Trustee in personal liability or would be unduly prejudicial to the rights of other Holders.

               Section 6.13.  WAIVER OF PAST DEFAULTS.

          The Holders of a majority in aggregate principal amount of the then outstanding Securities of any Series may, by written notice to the Trustee on behalf of the Holders of all the Securities of such Series, waive any existing Default or Event of Default hereunder with respect to such Series and its consequences, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on any Security of such Series (PROVIDED, HOWEVER, that the Holders of a majority in aggregate principal amount of the then outstanding Securities of such Series may rescind an acceleration and its consequences, including any related payment Default that resulted from such acceleration). Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

               Section 6.14.  UNDERTAKING FOR COSTS.

          In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder of a Security of any Series pursuant to Section 6.8 hereof, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Securities of any Series.

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                                   ARTICLE VII
                                     TRUSTEE

               Section 7.1.   DUTIES OF TRUSTEE.

          (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

          (b)     Except during the continuance of an Event of Default:

           (i) the Trustee need perform only those duties that are specifically set forth in this Indenture and no others; and

          (ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon Officers' Certificates or Opinions of Counsel furnished to the Trustee and conforming to the requirements of this Indenture; HOWEVER, in the case of any such Officers' Certificates or Opinions of Counsel which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall examine such Officers' Certificates and Opinions of Counsel to determine whether or not they conform to the requirements of this Indenture.

          (c) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

            (i) this paragraph does not limit the effect of paragraph (b) of this Section.

           (ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

          (iii) the Trustee shall not be liable with respect to any action taken, suffered or omitted to be taken by it with respect to Securities of any Series in good faith in accordance with the direction of the Holders of a majority in principal amount of the then outstanding Securities of such Series relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Securities of such Series.

          (d) Every provision of this Indenture that in any way relates to the Trustee is subject to Sections 7.1 and 7.2.

          (e) The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense.

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          (f)     The Trustee shall not be liable for interest on any money
received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

          (g) No provision of this Indenture will require the Trustee to expend or risk its own funds or incur any liability.

          (h) The Paying Agent, the Registrar and any authenticating agent shall be entitled to the protections, immunities and standard of care as are set forth in paragraphs (a), (b) and (c) of this Section with respect to the Trustee.

               Section 7.2.   RIGHTS OF TRUSTEE.

          (a) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officers' Certificate or Opinion of Counsel.

          (b) The Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any agent appointed with due care.

          (c) The Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

          (d) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company will be sufficient if signed by an Officer of the Company.

          (e) The Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee security or indemnity satisfactory to it against the costs, losses, expenses and liabilities that might be incurred by it in compliance with such request or direction.

          (f) Whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers' Certificate.

          (g) The Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

          (h) The Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request,

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direction, consent, order, bond, debenture, note, other evidence of Indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

          (i) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of Indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit.

               Section 7.3.   INDIVIDUAL RIGHTS OF TRUSTEE.

          The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Company or any Affiliate of the Company with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee or resign. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.10 and 7.11.

               Section 7.4.   TRUSTEE'S DISCLAIMER.

          The Trustee will not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Securities of any Series, it shall not be accountable for the Company's use of the proceeds from the Securities of any Series or any money paid to the Company or upon the Company's direction under any provision of this Indenture, it will not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it will not be responsible for any statement or recital herein or any statement in any Security or any other document in connection with the sale of the Securities of any Series or pursuant to this Indenture other than its certificate of authentication.

               Section 7.5.   NOTICE OF DEFAULTS.

          If a Default or Event of Default occurs and is continuing with respect to the Securities of any Series and if it is known to a Responsible Officer of the Trustee, the Trustee shall mail to each Securityholder of the Securities of that Series and, if any Bearer Securities are outstanding, publish on one occasion in an Authorized Newspaper, notice of a Default or Event of Default within 90 days after it occurs or, if later, after a Responsible Officer of the Trustee has knowledge of such Default or Event of Default. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any Security of any Series, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of Securityholders of that Series.

               Section 7.6.   REPORTS BY TRUSTEE TO HOLDERS.

          Within 60 days after May 15 in each year, the Trustee shall transmit by mail to all Securityholders, as their names and addresses appear on the register kept by the Registrar and, if

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any Bearer Securities are outstanding, publish in an Authorized Newspaper, a brief report dated as of such May 15, in accordance with, and to the extent required under, TIA Section 313.

          A copy of each report at the time of its mailing to Securityholders of any Series shall be mailed by the Trustee to the Company and filed by the Trustee with the SEC and each stock exchange on which the Securities of that Series are listed. The Company shall promptly notify the Trustee when Securities of any Series are listed on any stock exchange.

               Section 7.7.   COMPENSATION AND INDEMNITY.

          (a) The Company will pay to the Trustee from time to time compensation agreed to with the Trustee for its acceptance of this Indenture and services hereunder. The Trustee's compensation will not be limited by any law on compensation of a trustee of an express trust. The Company agrees to reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses will include the reasonable compensation, disbursements and expenses of the Trustee's agents and counsel.

          (b) The Company agrees to indemnify the Trustee against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses of enforcing this Indenture against the Company (including this Section 7.7) and defending itself against any claim (whether asserted by the Company, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense is caused by its negligence or bad faith. The Trustee will notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company will not relieve the Company of its obligations hereunder. The Company agrees to defend the claim and the Trustee will cooperate in the defense. The Trustee may have separate counsel and the Company will pay the reasonable fees and expenses of such counsel. The Company need not pay for any settlement made without its consent, which consent will not be unreasonably withheld.

          (c) The obligations of the Company under this Section 7.7 will survive the satisfaction and discharge of this Indenture.

          (d) To secure the Company's payment obligations in this Section 7.7, the Trustee will have a Lien prior to the Securities of any Series on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Securities of that Series. Such Lien will survive the satisfaction and discharge of this Indenture.

          (e) When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.1(g) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

          (f) The Trustee will comply with the provisions of TIA Section 313(b)(2) to the extent applicable.

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               Section 7.8.   REPLACEMENT OF TRUSTEE.

          A resignation or removal of the Trustee and appointment of a successor Trustee will become effective only upon the successor Trustee's acceptance of appointment as provided in this Section 7.8.

          (a) The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in principal amount of the then outstanding Securities of any Series may remove the Trustee with respect to that Series by so notifying the Trustee and the Company in writing. The Company may remove the Trustee if:

          (1)     the Trustee fails to comply with Section 7.10 hereof;

          (2) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

          (3) a custodian or public officer takes charge of the Trustee or its property; or

          (4)     the Trustee becomes incapable of acting.

          (b) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company will promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Securities of each Series may appoint a successor Trustee with respect to such Series to replace the successor Trustee appointed by the Company.

          (c) If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company, or the Holders of at least 10% in principal amount of the then outstanding Securities of any Series may petition any court of competent jurisdiction for the appointment of a successor Trustee.

          (d) If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.10, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

          (e) A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon, the resignation or removal of the retiring Trustee will become effective, and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee will mail a notice of its succession to Holders. The retiring Trustee will promptly transfer all property held by it as Trustee to the successor Trustee; PROVIDED all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.7. Notwithstanding replacement of the Trustee pursuant to this Section 7.8, the Company's obligations under Section 7.7 will continue for the benefit of the retiring Trustee.

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               Section 7.9.   SUCCESSOR TRUSTEE BY MERGER, ETC.

          If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee.

               Section 7.10.  ELIGIBILITY; DISQUALIFICATION.

          There will at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus (together with that of its parent) of at least U.S.$100 million as set forth in its most recent published annual report of condition.

          This Indenture will always have a Trustee who satisfies the requirements of TIA Sections 310(a)(1), (2) and (5). The Trustee is subject to TIA Section 310(b). The indenture dated as of October 27, 2003 between the Company and the Trustee shall be deemed to be specifically described herein for the purposes of clause (i) of the first proviso contained in Section 310(b) of the TIA.

               Section 7.11.  PREFERENTIAL COLLECTION OF CLAIMS AGAINST COMPANY.

          The Trustee is subject to TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b). A Trustee who has resigned or been removed shall be subject to TIA Section 311(a) to the extent indicated.

                                  ARTICLE VIII
                     SATISFACTION AND DISCHARGE; DEFEASANCE

               Section 8.1.   SATISFACTION AND DISCHARGE OF INDENTURE.

          This Indenture will be discharged and will cease to be of further effect as to all Securities issued hereunder, when:

          (a)     either:

                   (i) all Securities that have been authenticated, except lost, stolen or destroyed Securities that have been replaced or paid and Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

                  (ii) all Securities that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as

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          trust funds in trust solely for the benefit of the Holders, cash in
          U.S. dollars, Government Securities, or a combination of cash in U.S. dollars and Government Securities, in amounts as will be sufficient to pay and discharge the principal, premium, if any, and accrued interest to the date of maturity or redemption;

          (b) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit other than a Default or Event of Default resulting from the borrowing of funds to be applied to the deposit referred to in clause (a) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Restricted Subsidiary is a party or by which the Company or any Restricted Subsidiary is bound;

          (c) the Company has paid or caused to be paid all sums payable by it under this Indenture;

          (d) the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Securities at maturity or the redemption date, as the case may be; and

          (e) the Company has delivered an Officers' Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

          Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to subclause (ii) of clause
(a) of this Section, the provisions of Section 8.2 and Section 8.7 will survive. In addition, nothing in this Section 8.1 will be deemed to discharge those provisions of Section 7.7, that, by their terms, survive the satisfaction and discharge of this Indenture.

               Section 8.2.   APPLICATION OF TRUST FUNDS; INDEMNIFICATION.

          Subject to the provisions of Section 8.7, all money deposited with the Trustee pursuant to Section 8.1 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

          If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 8.1 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.1; PROVIDED that if the Company has made any payment of principal of, premium, if any, or interest on any Securities because of the reinstatement of its obligations, the Company shall be

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subrogated to the rights of the Holders of such Securities to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

               Section 8.3.   LEGAL DEFEASANCE OF SECURITIES OF ANY SERIES.

          Unless this Section 8.3 is otherwise specified, pursuant to Section 2.2.22, to be inapplicable to Securities of any Series, upon the Company' exercise of the option applicable to this Section 8.3, the Company will, subject to the satisfaction of the conditions set forth in Section 8.5, have all of its obligations discharged with respect to the outstanding Securities of any Series ("Legal Defeasance"). For this purpose, Legal Defeasance means that the Company will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Securities of such Series, which will thereafter be deemed to be "outstanding" only for the purposes of Section 8.6 and the other Sections of this Indenture referred to in clauses (a) and (b) below, and to have satisfied all their other obligations under such Series of Securities and this Indenture (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

          (a) the rights of Holders to receive payments in respect of the principal of, or interest or premium, if any, on such Securities when such payments are due from the trust referred to in Section 8.5;

          (b) the Company's obligations with respect to such Securities under Sections 2.4, 2.5, 2.8 and 2.11;

          (c) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Company's obligations in connection therewith; and

          (d)     this Article VIII.

          Subject to compliance with this Article VIII, the Company may exercise its option under this Section 8.3 notwithstanding the prior exercise of its option under Section 8.4.

               Section 8.4.   COVENANT DEFEASANCE.

          Unless this Section 8.4 is otherwise specified, pursuant to Section 2.2.22, to be inapplicable to Securities of any Series, upon the Company's exercise of the option applicable to this Section 8.4, the Company will, subject to the satisfaction of the conditions set forth in Section 8.5 hereof, be released from its obligations under the covenants contained in Sections 4.1, 4.2, 4.3, 4.4, 4.5 and 4.6 and such other covenants as may be provided for in any supplemental indenture, Board Resolution or Officers' Certificate (collectively, the "Defeased Covenants") with respect to the outstanding Securities of any Series on and after the date the conditions set forth in
Section 8.5 hereof are satisfied (hereinafter, "Covenant Defeasance"), and the Securities of such Series will thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such Defeased Covenants, but will continue to be deemed "outstanding" for all other purposes hereunder (it being understood that such Series of Securities will not be

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deemed outstanding for accounting purposes). For this purpose, Covenant
Defeasance means that, with respect to the outstanding Securities of any Series, the Company may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such Defeased Covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such Defeased Covenant or by reason of any reference in any such Defeased Covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.1 hereof, but, except as specified above, the remainder of this Indenture and such Securities will be unaffected thereby. In addition, upon the Company's exercise of the option applicable to this Section 8.4, subject to the satisfaction of the conditions set forth in Section 8.5 hereof, Section 6.1(c) and(d) (with respect to any Event of Default resulting from a violation of the Defeased Covenants only) and Sections 6.01(e) through 6.01(h) hereof will not constitute Events of Default.

               Section 8.5.   CONDITIONS TO LEGAL OR COVENANT DEFEASANCE.

          In order to exercise either Legal Defeasance under Section 8.3 or Covenant Defeasance under Section 8.4:

          (a) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the applicable Series of Securities, cash in United States dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants in Canada or the United States selected by the Company, to pay the principal of, or interest and premium, if any, on the outstanding Securities of such Series to the Stated Maturity or the applicable redemption date, as the case may be, and the Company must specify whether such Securities are being defeased to maturity or to a particular redemption date;

          (b) in the case of an election under Section 8.3, the Company has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that:

                   (i) the Company has received from, or there has been published by, the Internal Revenue Service and each applicable Canadian Taxing Authority a ruling; or

                  (ii) since the Issue Date, there has been a change in the applicable Canadian and United States federal income tax law,

     in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the beneficial owners of the outstanding Securities of such Series will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to Canadian and United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (c) in the case of an election under Section 8.4, the Company has delivered to the Trustee (i) an Opinion of Counsel confirming that the beneficial owners of the outstanding Securities of such Series will not recognize income, gain or loss for U.S.

     federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred and (ii) an Opinion of Counsel of counsel that is qualified to practice in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that beneficial owners of the outstanding Securities of such Series who are not resident in Canada will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such deposit and defeasance and will only be subject to Canadian federal, provincial or territorial income tax and other taxes on the same amounts, in the same manner and at the same times as would have been the case had such deposit and defeasance not occurred;

          (d) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

          (e) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

          (f) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

          (g) the Company must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for under this Indenture relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

               Section 8.6. DEPOSITED MONEY AND GOVERNMENT SECURITIES TO BE HELD IN TRUST; OTHER MISCELLANEOUS PROVISIONS.

          Subject to Section 8.7, all money and Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.6, the "Trustee") pursuant to
Section 8.5 in respect of the outstanding Securities of any Series will be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as Paying Agent) as the Trustee may determine, to the Holders of such Securities of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

          The Company will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or Government Securities deposited pursuant to Section 8.5 or the principal and interest received in respect thereof other than any such tax, fee or

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other charge which by law is for the account of the Holders of the outstanding
Securities of the applicable Series.

          Notwithstanding anything in this Article VIII to the contrary, the Trustee will deliver or pay to the Company from time to time upon the request of the Company any money or Government Securities held by it as provided in Section
8.5 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.5(a)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

               Section 8.7.   REPAYMENT TO COMPANY.

          Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, premium, if any, or interest on any Securities and remaining unclaimed for two years (or such shorter period of time for return of such monies to the Company under applicable abandoned property laws) after such principal, premium, if any, or interest has become due and payable shall be paid to the Company on its request or (if then held by the Company) will be discharged from such trust; and the Holder of such Securities will thereafter be permitted to look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, will thereupon cease; PROVIDED that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in THE NEW YORK TIMES and THE WALL STREET JOURNAL (national edition), notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Company.

               Section 8.8.   REINSTATEMENT.

          If the Trustee or Paying Agent is unable to apply any United States dollars or Government Securities in accordance with Section 8.5, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the obligations of the Company under this Indenture and the Securities will be revived and reinstated as though no deposit had occurred pursuant to Section 8.5 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.5; PROVIDED that, if the Company makes any payment of principal of, premium, if any, or interest on any Security following the reinstatement of its obligations, the Company will be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent.

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                                   ARTICLE IX
                             AMENDMENTS AND WAIVERS

               Section 9.1.   WITHOUT CONSENT OF HOLDERS.

          Notwithstanding Section 9.2 of this Indenture, the Company and the Trustee may amend or supplement this Indenture or the Securities of any Series without the consent of any Holder of a Security:

          (a)     to cure any ambiguity, defect or inconsistency;

          (b) to provide for uncertificated Securities in addition to or in place of certificated Securities;

          (c) to provide for the assumption of the Company's obligations pursuant to this Indenture by a successor to the Company pursuant to
     Article V hereof;

          (d) to make any change that would provide any additional rights or benefits to the Holders of any Series of Securities or that does not adversely affect the legal rights hereunder of any such Holder;

          (e) to comply with requirements of the SEC in order to effect or maintain the qualification of this Indenture under the TIA; or

          (f) to establish the form or terms of any Series of Securities as permitted by Section 2.1 and 2.2 of this Indenture.

          Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon receipt by the Trustee of the documents described in Section 9.6, the Trustee will join with the Company in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee will not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

               Section 9.2.   WITH CONSENT OF HOLDERS.

          (a) Except as provided below in this Section 9.2, the Company and the Trustee may amend or supplement this Indenture and the Securities of any Series with the consent of the Holders of at least a majority in principal amount of the Securities of such Series then outstanding voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Securities of such Series), and, subject to Sections 6.8 and 6.13, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, and interest on the Securities of such Series, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture or the Securities of such Series may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Securities of such Series voting as a single class (including consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Securities of such Series). Section 2.9 shall determine which Notes are considered to be "outstanding" for purposes of this Section 9.2.

          However, without the consent of each Holder affected, an amendment or waiver under this Section 9.2 may not (with respect to any Securities of a Series held by a non-consenting Holder):

            (i) reduce the principal amount of Securities of such Series whose Holders must consent to an amendment, supplement or waiver;

           (ii) reduce the principal of or change the time for payment of any Security of such Series or alter the provisions with respect to the redemption of any Security of such Series;

          (iii) reduce the rate of or change the time for payment of interest on any Security of such Series;

           (iv) waive a Default or Event of Default in the payment of principal of or interest or premium, if any, on any Security of such Series (except a rescission of acceleration of the Securities of such Series by the Holders of at least a majority in aggregate principal amount of the Securities of such Series and a waiver of the payment default that resulted from such acceleration);

            (v) make any Security of such Series payable in a currency other than that stated in such Security;

           (vi) make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or interest or premium, if any, on the Securities of such Series;

          (vii) waive a redemption payment with respect to any Security of such Series;

         (viii) modify or change any provision of this Indenture or the related definitions affecting the ranking of any Series of Securities or the payment of Additional Amounts in any manner adverse to the Holders of such Series of Securities;

           (ix) make any change in the preceding amendment and waiver provisions.

          Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 9.6, the Trustee will join with the Company in the execution of such amended or supplemental indenture unless such amended or supplemental indenture directly affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but will not be obligated to, enter into such amended or supplemental indenture.

          It is not necessary for the consent of the Holders under this Section
9.2 to approve the particular form of any proposed amendment or waiver, but it is sufficient if such consent approves the substance thereof.

          (b)     After an amendment, supplement or waiver under this Section
9.2 becomes effective, the Company will mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, will not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver.

               Section 9.3.   COMPLIANCE WITH TRUST INDENTURE ACT.

          Every amendment or supplement to this Indenture or the Securities of one or more Series shall be set forth in an amended or supplemental indenture hereto that complies with the TIA as then in effect.

               Section 9.4.   REVOCATION AND EFFECT OF CONSENTS.

          Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Security of any Series is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent is not made on any Security. However, any such Holder or subsequent Holder may revoke the consent as to his Security or portion of a Security if the Trustee receives the notice of revocation before the date the amendment or waiver becomes effective.

          Any amendment or waiver once effective shall bind every Securityholder of each Series affected by such amendment or waiver unless it is of the type described in any of clauses (i) through (ix) of Section 9.2(a). In that case, the amendment or waiver shall bind each Holder of a Security who has consented to it and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security.

               Section 9.5.   NOTATION ON OR EXCHANGE OF SECURITIES.

          The Trustee may place an appropriate notation about an amendment or waiver on any Security of any Series thereafter authenticated. The Company in exchange for Securities of that Series may issue and the Trustee shall authenticate upon request new Securities of that Series that reflect the amendment or waiver.

               Section 9.6.   TRUSTEE TO SIGN AMENDMENTS, ETC.

          The Trustee will sign any amended or supplemental indenture authorized pursuant to this Article IX if the amendment or supplement does not adversely affect the rights, duties,

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liabilities or immunities of the Trustee. The Company may not sign any amended or supplemental indenture until the Board of Directors approves it. In executing any amended or supplemental indenture, the Trustee will be entitled to receive and (subject to Section 7.1) will be fully protected in relying upon, in addition to the documents required by Section 10.4, an Officers' Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture.

                                    ARTICLE X
                                  MISCELLANEOUS

               Section 10.1.  TRUST INDENTURE ACT CONTROLS.

          If any provision of this Indenture limits, qualifies or conflicts with the duties imposed by TIA Section 318(c), the imposed duties will control.

               Section 10.2.  NOTICES.

          Any notice or communication by the Company or the Trustee to the other is duly given if in writing and delivered in Person or mailed by first class mail (registered or certified, return receipt requested), telecopier or overnight air courier guaranteeing next day delivery, to the other's address:

     If to the Company:

          Paramount Resources Ltd.
          888 3rd Street S.W.
          Bankers Hall West, Suite 4700
          Calgary, Alberta, Canada T2P 5C2
          Telecopier No.: (403) 262-7994
          Attention: Charles E. Morin

     With a copy to:

          Macleod Dixon LLP
          3700 Canterra Tower
          400 3rd Avenue S.W.
          Calgary, Alberta, Canada T2P 4H2
          Telecopier No.: (403) 264-5973
          Attn: Kevin Johnson

  and

          Torys LLP
          237 Park Avenue
          New York, New York 10017-3142
          Telecopier No: (212) 880-6056
          Attn:  Andrew Beck

     If to the Trustee:

          The Bank of Nova Scotia Trust Company of New York
          One Liberty Plaza
          23rd Floor
          New York, New York 10006
          Telecopier No.: (212) 225-5436
          Attention: Trust Officer

          The Company or the Trustee, by notice to the other may designate additional or different addresses for subsequent notices or communications.

          All notices and communications (other than those sent to Holders) will be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery; PROVIDED that notices and communications to the Trustee shall not be deemed given until actual receipt thereof by the Trustee.

          Any notice or communication to a Holder will be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar or, in the case of a Depositary, by such means as may be acceptable to such Depositary. Any notice or communication will also be so mailed to any Person described in TIA Section 313(c), to the extent required by the TIA. Failure to mail a notice or communication to a Holder or any defect in it will not affect its sufficiency with respect to other Holders.

          If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

          If the Company mails a notice or communication to Holders, it will mail a copy to the Trustee and each Agent at the same time.

               Section 10.3.  COMMUNICATION BY HOLDERS WITH OTHER HOLDERS.

          Securityholders of any Series may communicate pursuant to TIA Section 312(b) with other Securityholders of that Series or any other Series with respect to their rights under this Indenture or the Securities of that Series or any or all Series. The Company, the Trustee, the Registrar and anyone else shall have the protection of TIA Section 312(c).

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               Section 10.4.  CERTIFICATE AND OPINION AS TO CONDITIONS
     PRECEDENT.

          Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

          (a) an Officers' Certificate (which must include the statements set forth in Section 10.5) stating that, in the opinion of the signatories thereto, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

          (b) an Opinion of Counsel (which must include the statements set forth in Section 10.5) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

               Section 10.5.  STATEMENTS REQUIRED IN CERTIFICATE OR OPINION.

          Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to TIA Section 314(a)(4)) must comply with the provisions of TIA Section 314(e) and must include:

          (a) a statement that the Person making such certificate or opinion has read such covenant or condition;

          (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

          (c) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

          (d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

               Section 10.6.  RULES BY TRUSTEE AND AGENTS.

          The Trustee may make reasonable rules for action by or at a meeting of Securityholders of one or more Series. Any Agent may make reasonable rules and set reasonable requirements for its functions.

               Section 10.7. NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS.

          No director, officer, employee, incorporator or stockholder of the Company, as such, will have any liability for any obligations of the Company under any outstanding Securities or this Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of any Security by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration for issuance of any Series of Securities.

               Section 10.8.  COUNTERPARTS.

          This Indenture may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

               Section 10.9.  GOVERNING LAWS.

          THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS.

               Section 10.10. NO ADVERSE INTERPRETATION OF OTHER AGREEMENTS.

          This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

               Section 10.11. SUCCESSORS.

          All agreements of the Company in this Indenture and the Securities shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

               Section 10.12. SEVERABILITY.

          In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

               Section 10.13. TABLE OF CONTENTS, HEADINGS, ETC.

          The Table of Contents, Cross Reference Table, and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

               Section 10.14. CONSENT TO JURISDICTION.

          Each party irrevocably agrees that any legal suit, action or proceeding arising out of or based upon this Indenture or the transactions contemplated hereby ("Related Proceedings") may be instituted in the federal courts of the United States of America located in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (collectively, the "Specified Courts"), and irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a "Related Judgment"), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. The parties further agree that service of any process, summons, notice or document by mail to such party's address in the manner and to the address set forth in Section 10.2 shall be effective service of process for any lawsuit, action or other proceeding brought in any such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any lawsuit, action or other proceeding in the Specified Courts, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such lawsuit, action or other proceeding brought in any such court has been brought in an inconvenient forum. Each party not located in the United States hereby irrevocably appoints Torys LLP, which currently maintains a New York City office at 237 Park Avenue, New York, New York 10017, United States of America, as its agent to receive service of process or other legal summons for purposes of any such action or proceeding that may be instituted in any state or federal court in the City and State of New York.

                                   ARTICLE XI
                                  SINKING FUNDS

               Section 11.1.  APPLICABILITY OF ARTICLE.

          The provisions of this Article shall be applicable to any sinking fund for the retirement of the Securities of a Series, except as otherwise permitted or required by any form of Security of such Series issued pursuant to this Indenture.

          The minimum amount of any sinking fund payment provided for by the terms of the Securities of any Series is herein referred to as a "mandatory sinking fund payment" and any other amount provided for by the terms of Securities of such Series is herein referred to as an "optional sinking fund payment." If provided for by the terms of Securities of any Series, the cash amount of any sinking fund payment may be subject to reduction as provided in
Section 11.2. Each sinking fund payment shall be applied to the redemption of Securities of any Series as provided for by the terms of the Securities of such Series.

               Section 11.2. SATISFACTION OF SINKING FUND PAYMENTS WITH SECURITIES.

          The Company may, in satisfaction of all or any part of any sinking fund payment with respect to the Securities of any Series to be made pursuant to the terms of such Securities (1) deliver outstanding Securities of such Series to which such sinking fund payment is applicable (other than any of such Securities previously called for mandatory sinking fund redemption) and (2) apply as credit Securities of such Series to which such sinking fund payment is applicable and which have been redeemed either at the election of the Company pursuant to the terms of such Series of Securities (except pursuant to any mandatory sinking fund) or through the application of permitted optional sinking fund payments or other optional redemptions pursuant to the terms of such Securities, provided that such Securities have not been previously so credited. Such Securities shall be received by the Trustee, together with an Officers' Certificate with respect thereto, not later than 30 days prior to the related sinking fund payment date, and shall be credited for such purpose by the Trustee at the price specified in such

Securities for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly. If as a result of the delivery or credit of Securities in lieu of cash payments pursuant to this
Section 11.2, the principal amount of Securities of such Series to be redeemed in order to exhaust the aforesaid cash payment shall be less than $100,000, the Trustee need not call Securities of such Series for redemption, except upon receipt of a Company Order that such action be taken, and such cash payment shall be held by the Trustee or a Paying Agent and applied to the next succeeding sinking fund payment, PROVIDED, HOWEVER, that the Trustee or such Paying Agent shall from time to time upon receipt of a Company Order pay over and deliver to the Company any cash payment so being held by the Trustee or such Paying Agent upon delivery by the Company to the Trustee of Securities of that Series purchased by the Company having an unpaid principal amount equal to the cash payment required to be released to the Company.

               Section 11.3.  REDEMPTION OF SECURITIES FOR SINKING FUND.

          Not less than 30 days (unless otherwise indicated in the Board Resolution, supplemental indenture hereto or Officers' Certificate in respect of a particular Series of Securities) prior to each sinking fund payment date for any Series of Securities, the Company will deliver to the Trustee an Officers' Certificate specifying the amount of the next ensuing mandatory sinking fund payment for that Series pursuant to the terms of that Series, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting of Securities of that Series pursuant to Section 11.2, and the optional amount, if any, to be added in cash to the next ensuing mandatory sinking fund payment, and the Company shall thereupon be obligated to pay the amount therein specified. Not less than 15 days (unless otherwise indicated in the Board Resolution, Officers' Certificate or supplemental indenture in respect of a particular Series of Securities) before each such sinking fund payment date the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 3.2 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 3.3. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Sections 3.4, 3.5 and 3.6.

          IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

                              PARAMOUNT RESOURCES LTD.


                              By:  /s/ James H.T. Riddell
                                   -------------------------------------------
                                   Name:  James H.T. Riddell
                                   Title: President


                              By:  /s/ Bernard K. Lee
                                   -------------------------------------------
                                   Name:  Bernard K. Lee
                                   Title: Chief Financial Officer


                              THE BANK OF NOVA SCOTIA TRUST
                              COMPANY OF NEW YORK


                              By:  /s/ John F. Neylan
                                   -------------------------------------------
                                   Name:  John F. Neylan
                                   Title: Trust Officer